Exhibit 5.1

Hogan & Hartson LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 + 1.202.637.5600 Tel + 1.202.637.5910 Fax

www.hhlaw.com
March 26, 2007
Board of Directors
Orbital Sciences Corporation
21839 Atlantic Boulevard
Dulles, Virginia 20166
Ladies and Gentlemen:
     We are acting as counsel to Orbital Sciences Corporation, a Delaware corporation (the “Company”), in connection with its registration statement on Form S-3 (the “Registration Statement”), filed with the Securities and Exchange Commission relating to the offer and sale from time to time by the selling security holders listed in the Registration Statement of (i) up to $143,750,000 aggregate principal amount of the Company’s 2.4375% Convertible Senior Subordinated Notes due 2027 (the “Notes”) and (ii) up to 7,634,088 common shares, par value $0.01 per share, of the Company that could be issuable upon conversion from time to time of the Notes (the “Shares”). The Notes were issued under the Indenture, dated as of December 13, 2006 (the “Indenture”), by and between the Company and The Bank of New York, as Trustee (the “Trustee”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.
     For purposes of this opinion letter, we have examined copies of the following documents (the “Documents”):
1.	An executed copy of the Registration Statement.

2.	An executed copy of the Indenture.

3.	A specimen copy of the global certificate representing the Notes.

4.	The Restated Certificate of Incorporation of the Company, with amendments and supplements thereto, as certified by the Secretary of State

Board of Directors
Orbital Sciences Corporation
March 26, 2007

of the State of Delaware on December 7, 2006, and as certified by the Assistant Secretary of the Company on the date hereof as being complete, accurate, and in effect.

5.	The Amended and Restated Bylaws of the Company, as amended, as certified by the Assistant Secretary of the Company on the date hereof as being complete, accurate and in effect.

6.	Resolutions of the Board of Directors of the Company adopted at meetings held on July 26-27, 2006 and December 7, 2006 and resolutions of the Pricing Committee of the Board of Directors of the Company adopted on December 7, 2006, each as certified by the Assistant Secretary of the Company on the date hereof as being complete, accurate and in effect, relating to, among other things, the issuance and sale of the Notes (collectively, the “Resolutions”).
     In our examination of the Documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). This opinion letter is given, and all statements are made, in the context of the foregoing.
     This opinion letter is based as to matters of law solely on the applicable provisions of (i) the Delaware General Corporation Law, as amended, and (ii) the laws of the State of New York (but not including any statutes, ordinances, administrative decisions, rules or regulations of any political subdivision of the State of New York). We express no opinion herein as to any other laws, statutes, ordinances, rules or regulations. As used herein, the terms “Delaware General Corporation Law, as amended” and “the laws of the State of New York” include the statutory provisions contained therein, all applicable provisions of the Delaware and New York Constitutions and reported judicial decisions interpreting these laws.
     For the purposes of this opinion letter, we have assumed that (i) the Trustee has all requisite power and authority under all applicable laws, regulations and governing documents to execute and deliver the Indenture and to perform its obligations thereunder and has complied with all legal requirements pertaining to its status as such status relates to the Trustee’s right to enforce the Indenture against the Company, (ii) the Trustee has duly authorized, executed and delivered the Indenture, (iii) the Trustee is validly existing and in good standing in all necessary jurisdictions, (iv) the Indenture constitutes a valid and binding obligation of the Trustee, enforceable against the Trustee in accordance with its terms, (v) there has been no material

Board of Directors
Orbital Sciences Corporation
March 26, 2007

mutual mistake of fact or misunderstanding or fraud, duress or undue influence in connection with the negotiation, execution or delivery of the Indenture, and the conduct of the Trustee with respect to the Indenture has complied with any requirements of good faith, fair dealing and conscionability, and (vi) there are and have been no agreements or understandings among the parties, written or oral, and there is and has been no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of the Indenture and the Notes. We also have assumed the validity and constitutionality of each relevant statute, rule, regulation and agency action covered by this opinion letter.
     Based upon, subject to and limited by the foregoing, we are of the opinion that (i) the Notes and the Shares have been duly authorized for issuance on behalf of the Company, (ii) the Notes constitute valid and binding obligations of the Company, and (iii) the Shares, if and when issued and delivered upon conversion of the Notes in accordance with the terms of the Notes and the Indenture, will be validly issued, fully paid and non-assessable.
     In addition to the qualifications, exceptions and limitations elsewhere set forth in this opinion letter, the opinion expressed in clause (ii) above is also subject to the effect of: (a) bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers), and (b) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the applicable agreements are considered in a proceeding in equity or at law).
     This opinion letter has been prepared for your use in connection with the Registration Statement and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the effective date of the Registration Statement.
     We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.
Very truly yours,
/s/ Hogan & Hartson L.L.P.
HOGAN & HARTSON L.L.P.